Exhibit 3.2

THE PAYMENTS OF THE AMOUNTS DUE UNDER THE SENIOR NOTES ARE SUBJECT TO THE CONDITIONS SET FORTH IN AGREEMENTS WITH THE SENIOR LENDERS OF IRON BRIDGE MORTGAGE FUND, LLC, AN OREGON LIMITED LIABILITY COMPANY (“GRANTOR”), INCLUDING THAT CERTAIN SUBORDINATION AGREEMENT BETWEEN THE COMPANY AND WESTERN ALLIANCE BANK, AN ARIZONA CORPORATION, A COPY OF WHICH MAY BE OBTAINED UPON REQUEST FROM THE COMPANY.

IRON BRIDGE MORTGAGE FUND, LLC

SECURITY AGREEMENT

THIS SECURITY AGREEMENT dated as of             , 2016 (the “Security Agreement” or the “Agreement”), is made by IRON BRIDGE MORTGAGE FUND, LLC, an Oregon limited liability company (“Grantor”), in favor of                     , the Collateral Agent, as defined below, for the benefit of the Secured Parties, also as defined below. By separate acknowledgement, each Secured Party shall agree to be bound by the terms of this Security Agreement for as long as their respective Loan, as defined below, remains outstanding.

RECITALS

A. Certain persons (the “Secured Parties”) have made and have agreed to make certain advances of money and to extend certain financial accommodation to Grantor (individually, a “Loan,” and collectively, the “Loans”) as evidenced by those certain non-negotiable Senior Secured Promissory Notes executed from time to time by Grantor in favor of Secured Parties (individually, a “Senior Note” and, collectively, the “Senior Notes”) and that certain Senior Secured Promissory Note Purchase Agreement dated             , 20     by and between Grantor and Secured Parties (the “Purchase Agreement”).

B. Secured Parties are willing to make the Loans to Grantor, but only upon the condition, among others, that Grantor shall have executed and delivered to Secured Parties this Security Agreement.

AGREEMENT

NOW, THEREFORE, in order to induce Secured Parties to make the Loans and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Grantor hereby represents, warrants, covenants and agrees as follows:

1.	DEFINED TERMS

When used in this Security Agreement, the following terms shall have the following meanings (such meanings being equally applicable to both the singular and the plural forms of the terms defined):

“Bankruptcy Code” means Title XI of the United States Code.

“Collateral” shall have the meaning assigned to such term in Section 2 of this Security Agreement.

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“Collateral Agent” shall mean that person designated by the Secured Parties as their Agent for certain purposes related to the Collateral and the rights and remedies provided in this Security Agreement. The initial Collateral Agent shall be                     .

“Bank Borrowing” means loan agreements, lines of credit or other financial accommodations entered into by the Company with banks, credit unions and other financial institutions for the purpose of borrowing operating capital and funds in order to make Portfolio Loans.

“Contracts” means all contracts (including any customer, vendor, supplier, service or maintenance contract), leases, licenses, undertakings, purchase orders, permits, franchise agreements or other agreements (other than any right evidenced by Chattel Paper, Documents or Instruments), whether in written or electronic form, in or under which Grantor now holds or hereafter acquired any right, title or interest, including, without limitation, with respect to an Account, any agreement relating to the terms of payment or the terms of performance thereof.

“Event of Default” means any “Event of Default” as defined in the Senior Notes.

“General Intangible” means and includes any “general intangible,” as such term is defined in Article 9 of the UCC, now owned or hereafter acquired or received by Grantor or in which Grantor now holds or hereafter acquired or receives any right or interest, and shall include, in any event, any Contract (including any license), copyright, trademark, patent or other Intellectual Property, payment intangible, interest in a partnership, limited liability company, joint venture or other business association, books and records, ledger card, file, correspondence, computer program, tape, disk and related date processing software that at any time evidences or contains information related to any of the Collateral, permit, goodwill (including the goodwill associated with any trademark, trademark registration or trademark licensed under any trademark license), insurance policy or any claim in or under any policy of insurance (including unearned premiums), chose in action, judgment taken or any rights or claims included in the Collateral, cash or other forms of money or currency, right to any tax refund of any kind from any governmental authority, any right to receive the proceeds of any indemnity, warranty (including any manufacturer’s warranty) or guaranty (including any performance guaranty) in favor of Grantor, any claim of Grantor arising out of any breach of default under any Contract (including any license) or claim for damages arising out of such breach or default and right of Grantor to terminate, amend, supplement, modify or exercise rights, options or remedies under any Contract (including any license).

“Intellectual Property” means any intellectual property, in any medium, of any kind or nature whatsoever, now or hereafter owned or acquired or received by Grantor or in which Grantor now holds or hereafter acquires or receives any right or interest, and shall include, in any event, any copyright, trademark, patent, trade secret, customer list, internet domain name (including any right related to the registration thereof), proprietary or confidential information, mask work, source, object or other programming code invention (whether or not patented or patentable), technical information, procedure, design, knowledge, know-how, software, data base, data, skill, expertise, recipe, experience, process, model, drawing, material or record.

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“Lien” means any mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

“Majority in Interest” means the Secured Parties owed a majority of the unpaid principal amounts under all outstanding Senior Notes.

“Permitted Lien” means: (a) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; (b) Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; (c) a Lien or Liens related to the Bank Borrowings; (d) a Lien or Liens related to the Company’s outstanding 10% Secured Promissory Notes issued pursuant to a Confidential Private Placement Memorandum dated February 1, 2013; and (e) Liens expressly approved in writing by a Majority in Interest of the Secured Parties.

“Portfolio Loan” means any secured or unsecured loan and related forbearances, agreements, arrangements and actions, undertaken by Grantor in the ordinary course of its business as a real estate lender.

“Secured Obligations” means (a) the obligation of Grantor to repay Secured Parties all of the unpaid principal amount of, and accrued interest on (including any interest that accrues after the commencement of bankruptcy), the Loans, (b) the obligation of Grantor to pay any fees, costs or expenses of the Collateral Agent or Secured Parties under the Senior Note or Senior Notes, the Purchase Agreement or this Security Agreement, or any other amounts owed from the Grantor to the Collateral Agent or Secured Parties from time to time, and (c) all other indebtedness, liabilities and obligations of Grantor to Secured Parties, whether now existing or hereafter incurred, and whether created under, arising out of or in connection with any written agreement or otherwise.

“Security Agreement” means this Security Agreement, as the same may from time to time be amended, modified, supplemented or restated.

“UCC” means the Uniform Commercial Code as the same may from time to time be in effect in the State of Oregon and shall refer to the Article or Division as from time to time in effect; provided, however, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of Collateral Agent’s security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of Oregon, the term “UCC” shall mean the Uniform Commercial Code (including the Articles thereof) as in effect at such time in such other jurisdiction for purposes of the provisions hereof relating to such attachment, perfection or priority and for purposes of definitions related to such provisions.

In addition, the following terms shall be defined terms having the meaning set forth from such terms in the UCC: “Account” (including health-care-insurance receivables), “Account Debtor,” “Chattel Paper” (including tangible and electronic chattel paper), “Commercial Tort Claims,” “Commodity Account,” “Deposit Account,” “Documents,” “Equipment” (including all accessions and additions thereto), “Fixtures,” “Instrument,” “Inventory” (including all goods

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held for sale or lease or to be furnished under a contract of service, and including returns and repossessions), “Investment Property” (including securities and securities entitlements), “Letter-of-Credit Right” (whether or not the letter of credit is evidenced by a writing), “Payment Intangibles,” “Proceeds,” “Promissory Notes,” “Securities Account,” and “Supporting Obligations.” Each of the foregoing defined terms shall include all of such items now owned, or hereafter acquired, by Grantor.

2.	GRANT OF SECURITY INTEREST

As collateral security for the full, prompt, complete and final payment and performance when due (whether at stated maturity, by acceleration or otherwise) of all the Secured Obligations and in order to induce Secured Parties to cause the Loans to be made, Grantor hereby assigns, conveys, mortgages, pledges, hypothecates and transfers to the Collateral Agent, for the benefit of the Secured Parties, a security interest in all of Grantor’s right, title and interest in, to and under the following, whether now owned or hereafter acquired (all of which being collectively referred to herein as the “Collateral”):

(a) All Accounts of Grantor;

(b) All Chattel Paper of Grantor;

(c) All Commercial Tort Claims of Grantor;

(d) All Contracts of Grantor;

(e) All Deposit Accounts of Grantor;

(f) All Documents of Grantor;

(g) All Equipment of Grantor;

(h) All Fixtures of Grantor;

(i) All General Intangibles of Grantor, including, without limitation, Payment Intangibles;

(j) All Instruments of Grantor, including, without limitation, Promissory Notes;

(k) All Inventory of Grantor;

(l) All Investment Property of Grantor;

(m) All Letter-of-Credit Rights of Grantor;

(n) All Supporting Obligations of Grantor;

(o) All property of Grantor held by Collateral Agent or Secured Parties, or any other party for whom Secured Parties are acting as agent hereunder, including, without

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limitation, all property of every-description now or hereafter in the possession or custody of or in transit to Collateral Agent or Secured Parties or such other party for any purpose, including, without limitation, safekeeping, collection or pledge, for the account of grantor, or as to which Grantor may have any right or power;

(p) All other goods and personal property of Grantor, wherever located, whether tangible or intangible, and whether now owned or hereafter acquired, existing, leased or consigned by or to Grantor; and

(q) To the extent not otherwise included, all Proceeds of each of the foregoing and all accessions to, substitutions and replacements for and rents, profits and products of each of the foregoing.

Notwithstanding the foregoing provisions of this Section 2, the grant, assignment and transfer of a security interest as provided herein shall not extend to, and the term “Collateral” shall not include: (a) “intent-to-use” trademarks at all times prior to the first use thereof, whether by the actual use thereof in commerce, the recording of a statement of use with the United States Patent and Trademark Office or otherwise or (b) any Contract, Instrument or Chattel Paper in which Grantor has any right, title or interest if and to the extent such Contract, Instrument or Chattel Paper includes a provision containing a restriction on assignment such that the creation of a security interest in the right, title or interest of Grantor therein would be prohibited and would, in and of itself, cause or result in a default thereunder enabling another person or party to such Contract, Instrument or Chattel Paper to enforce any remedy with respect thereto; provided that the foregoing exclusion shall not apply if (i) such prohibition has been waived or such other person has otherwise consented to the creation hereunder of a security interest in such Contract, Instrument or Chattel Paper or (ii) such prohibition would be rendered ineffective pursuant to Sections 9-407(a) or 9-408(a) of the UCC, as applicable and as then in effect in any relevant jurisdiction, or any other applicable law (including the Bankruptcy Code) or principles of equity; provided further that immediately upon the ineffectiveness, lapse or termination of any such provision, the Collateral shall include, and Grantor shall be deemed to have granted a security interest in, all its rights, title and interests in and to such Contract, Instrument or Chattel Paper as if such provision had never been in effect; and provided further that the foregoing exclusion shall in no way be construed so as to limit, impair or otherwise affect Collateral Agent’s unconditional continuing security interest in and to all rights, title and interests of Grantor in or to any payment obligations or other rights to receive monies due or to become due under any such Contract, Instrument or Chattel Paper and in any such monies and other proceeds of such Contract, Instrument or Chattel Paper.

3.	RIGHTS OF COLLATERAL AGENT; COLLECTION OF ACCOUNTS

Notwithstanding anything contained in this Security Agreement to the contrary, Grantor expressly agrees that it shall remain liable under each of its Contracts to observe and perform all the conditions and obligations to be observed and performed by it thereunder and that it shall perform all of its duties and obligations thereunder, all in accordance with and pursuant to the terms and provision of each such Contract. Collateral Agent and Secured Parties shall not have any obligation or liability under any Contract by reason of or arising out of this Security Agreement or the granting by Collateral Agent of a lien therein or the receipt by Collateral Agent

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of any payment relating to any Contract pursuant thereto, nor shall Collateral Agent or Secured Parties be required or obligated in any manner to perform or fulfill any of the obligations of Grantor under or pursuant to any Contract, or to make any payment, or to make any inquiry as to the nature or the sufficiency of any payment received by it or the sufficiency of any performance by any party under any Contract, or to present or file any claim, or to take any action to collect or enforce any performance or the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

Collateral Agent authorizes Grantor to collect its Accounts, provided that such collection is performed in a prudent and businesslike manner, and Collateral Agent may, upon the occurrence and during the continuation of any Event of Default and without notice, limit or terminate said authority at any time. Upon the occurrence and during the continuance of any Event of Default, at the request of Collateral Agent, Grantor shall deliver all original and other documents evidencing and relating to the performance of labor and service which created such Accounts, including, without limitation, all original orders, invoices and shipping receipts.

For all purposes of this Security Agreement, unless otherwise specifically set forth to the contrary, all actions and consents to be taken or granted by Collateral Agent shall be deemed taken or given upon the written action or written consent of a Majority in Interest.

4.	REPRESENTATIONS AND WARRANTIES

Grantor hereby represents and warrants to Collateral Agent and the Secured Parties that:

(a) Except for the security interest granted to the Collateral Agent on behalf of Secured Parties under this Security Agreement and Permitted Liens, Grantor is the sole legal and equitable owner of each item of the Collateral in which it purports to grant a security interest hereunder, having good and marketable title thereto, free and clear of any and all material Liens.

(b) No effective security agreement, financing statement, equivalent security or lien instrument or continuation statement covering all or any part of the Collateral exists, except such as may have been filed by Grantor in favor of Collateral Agent pursuant to this Security Agreement, and Permitted Liens.

(c) This Security Agreement creates a legal and valid security interest on and in all of the Collateral in which Grantor now has rights and will create a legal and valid security interest in the Collateral in which Grantor later acquires rights.

(d) Grantor’s taxpayer identification number is, and chief executive office, principal place of business, and the place where Grantor maintains its records concerning the Collateral are presently located at the address set forth on the signature page hereof. The Collateral, other than Deposit Accounts, Securities Accounts, Commodity Accounts and motor vehicles and other mobile goods of the type contemplated in the UCC code, is presently located at such address and at such additional addresses set forth on the signature page hereto.

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5.	COVENANTS

Grantor covenants and agrees with the Collateral Agent, on behalf of the Secured Parties, that from and after the date of this Security Agreement and until the Secured Obligations have been performed and paid in full:

5.1	Disposition of Collateral

Grantor shall not sell, lease, transfer or otherwise dispose of any of the Collateral, or attempt or contract to do so, other than in the ordinary course of Grantor’s business in exchange for reasonable compensation therefor.

5.2	Maximum Debt, Priority of Security Interest

Other bank and credit union lenders, if any, may obtain a senior security interest in some or all of the Grantor’s assets; however, the Company shall not issue debt or accept Bank Borrowings, which in aggregate, exceed eighty percent (80%) of the Grantor’s performing Portfolio Loans outstanding plus cash and cash equivalents (the “Maximum Debt Covenant”). The Maximum Debt Covenant requires that non-performing loans and foreclosed real estate be excluded from the asset value of the Company’s Portfolio Loans when calculating the maximum amount of debt allowable.

5.3	Change of Jurisdiction of Organization, Relocation of Business or Collateral

Grantor shall not change its jurisdiction of organization, relocate its chief executive office, principal place of business or its records, or allow the relocation of any Collateral (except as allowed pursuant to Section 5.1) from such addresses provided to Collateral Agent pursuant to Section 4(d) without thirty (30) days prior written notice to Collateral Agent, which notice may be provided by regular United States Mail, or by electronic mail.

5.4	Limitation on Liens on Collateral

Grantor shall not, directly or indirectly, create, permit or suffer to exist, and shall defend the Collateral against and take such other action as is necessary to remove, any Lien on the Collateral, except (a) Permitted Liens and (b) the Lien granted to Collateral Agent, on behalf of Secured Parties under this Security Agreement. Grantor shall further defend the right, title and interest of Collateral Agent and Secured Parties in and to any of Grantor’s rights under the Chattel Paper, Contracts, Documents, General Intangibles, Instruments and Investment Property and to the Equipment and Inventory and in and to the Proceeds thereof against the claims and demands of all persons.

5.5	Limitations on Modifications of Accounts, Etc.

Upon the occurrence and during the continuance of any Event of Default, Grantor shall not, without prior written consent of the Collateral Agent, grant any extension of the time of payment of any of the Accounts, Chattel Paper, Instruments or amounts due under any Contract or Document, compromise, compound or settle the same for less than the full amount thereof, release, wholly or partly, any person liable for the payment thereof, or allow any credit or discount whatsoever thereon other than trade discounts and rebates granted in the ordinary course of Grantor’s business.

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5.6	Taxes, Assessments, Etc.

Grantor shall pay promptly when due all property and other taxes, assessments and government charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the Equipment, Fixtures or Inventory, except to the extent the validity thereof is being contested in good faith and adequate reserves are being maintained in connection therewith.

5.7	Maintenance of Records

Grantor shall keep and maintain at its own cost and expense satisfactory and complete records of the Collateral. Except for the Senior Notes and with respect to any Portfolio Loans, Grantor shall not create any Chattel Paper without placing a legend on the Chattel Paper indicating that Collateral Agent, on behalf of the Secured Parties, has a security interest in the Chattel Paper.

5.8	Further Assurances; Pledges of Instruments

At any time and from time to time, upon the written request of Collateral Agent, and at the sole expense of Grantor, Grantor shall promptly and duly execute and deliver any and all such further instruments and documents and take such further action as Collateral Agent may reasonably deem necessary or desirable to obtain the full benefits of this Security Agreement, including, without limitation (a) using its best efforts to secure all consents and approvals necessary or appropriate for the grant of a security interest to Collateral Agent in any Contract held by Grantor or in which the Grantor has any right or interest not heretofore assigned, (b) executing, delivering and causing to be filed any financing or continuation statements (including “in lieu” continuation statements) under the UCC with respect to the security interests granted hereby, (c) filing or cooperating with Collateral Agent in filing any forms or other documents required to be recorded with the United States Patent and Trademark Office, United States Copyright Office, or any actions, filings, recordings or registrations in any foreign jurisdiction or under any international treaty, required to secure or protect Collateral Agent’s interest in Grantor’s Collateral, (d) executing and delivering and causing the applicable depository institution, securities intermediary, commodity intermediary or issuer or nominated party under a letter of credit to execute and deliver a collateral control agreement with respect to each new Deposit Account, Securities Account or Commodity Account or Letter-of-Credit Right in or to which Grantor has any right or interest in order to perfect the security interest created hereunder in favor of Collateral Agent (including giving Collateral Agent “control” over such Collateral within the meaning of the applicable provisions of the UCC code, (e) at Collateral Agent’s reasonable request, executing and delivering or causing to be delivered written notice to insurers of Collateral Agent’s security interest in, or claim in or under, any policy of insurance (including unearned premiums), or (f) at Collateral Agent’s reasonable request, using its reasonable efforts to obtain acknowledgments from bailees having possession of any Collateral and waivers of liens from landlords and mortgagees of any location where any of the Collateral may from time to time be stored and located. Collateral Agent may at any time and from time to time file

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financing statements, continuation statements (including “in lieu” continuation statements) and amendments thereto that describe the Collateral as all assets of Grantor or words of similar effect. Any such financing statements, continuation statements or amendments may be signed by Collateral Agent on behalf of Grantor and may be filed at any time in any jurisdiction. Grantor also hereby authorizes Collateral Agent to file any such financing and continuation statement (including “in lieu” continuation statements) without the signature of Grantor. If any amount payable under or in connection with any of the Collateral is or shall become evidenced by any Instrument, such Instrument, other than checks and notes received in the ordinary course of business and any Instruments in the outstanding or stated amount of less than $25,000, shall be duly endorsed in a manner reasonably satisfactory to Collateral Agent and delivered to Collateral Agent promptly and in any event within five (5) business days of Grantor’s receipt thereof.

6.	RIGHTS AND REMEDIES UPON DEFAULT

After any Event of Default shall have occurred and while such Event of Default is continuing:

(a) Collateral Agent, on behalf of Secured Parties, may exercise in addition to all other rights and remedies granted to it under this Security Agreement, the Senior Notes(s) or the Purchase Agreement and under any other instrument or agreement securing, evidencing or relating to the Secured Obligations, all rights and remedies of a secured party under the UCC. Without limiting the generality of the foregoing, Grantor expressly agrees that in any such event Collateral Agent, without demand of performance or other demand, advertisement or notice of any kind (except the notice specified below of time and place of public or private sale) to or upon Grantor or any other person (all and each of which demand, advertisements and notices are hereby expressly waived to the maximum extent permitted by the UCC and other applicable law), may (i) reclaim, take possession, recover, store, maintain, finish, repair, prepare for sale or lease, shop, advertise for sale or lease and sell or lease (in the manner provided herein) the Collateral, and in connection with the liquidation of the Collateral and collection of the accounts receivable pledged as Collateral, use any trademark, copyright, or process used or owned by Grantor and (ii) forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and may forthwith sell, lease, assign, give an option or options to purchase or sell or otherwise dispose of and deliver said Collateral (or contract to do so), or any part thereof, in one or more parcels at public or private sale or sales, at any exchange or broker’s board or at any of Collateral Agent’s offices or elsewhere at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. To the extent Grantor has the right to do so, Grantor authorizes Collateral Agent, on the terms set forth in this section, to enter the premises where the Collateral is located, to take possession of the Collateral, or any part of it, and to pay, purchase, contract, or compromise any encumbrance, charge, or lien which, in the opinion of Collateral Agent, appears to be prior or superior to its security interest. Collateral Agent shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of said Collateral so sold, free of any right or equity or redemption, which equity of redemption Grantor hereby releases. Grantor further agrees, at Collateral Agent’s request, to assemble its Collateral and make it available to the Collateral Agent at places, which Collateral Agent shall reasonably select, whether at Grantor’s premises or elsewhere. Collateral Agent shall apply the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale as provided in Section 6(e)

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below and only after so paying over such net proceeds and after the payment by Secured Parties of any other amount required by any provision of law, need Collateral Agent’s account for the surplus, if any, to Grantor. To the maximum extent permitted by applicable law, Grantor waives all claims, damages, and demands against Collateral Agent and Secured Parties arising out of the repossession, retention or sale of the Collateral. Grantor agrees that Collateral Agent need not give more than (10) days’ notice of the time and place of any public sale or of the time after which a private sale may take place and that such notice is reasonable notification of such matters. Grantor shall remain liable for any deficiency if the process of any sale or disposition of its Collateral are insufficient to pay all amounts to which Collateral Agent is entitled from Grantor, Grantor also being liable for the attorney costs of any attorneys employed by Collateral Agent to collect such deficiency.

(b) Grantor agrees that in any sale of any of such Collateral, whether at a foreclosure sale or otherwise, Collateral Agent is hereby authorized to comply with any limitation or restriction in connection with such sale as they may be advised by counsel is necessary in order to avoid any violation of applicable law (including compliance with such procedures as may restrict the number of prospective bidders and purchasers, require that such prospective bidders and purchasers have certain qualifications and restrict such prospective bidders and purchaser to persons who will represent and agree that they are purchasing for their own account for investment and not with a view to the distribution or resale of such Collateral), or in order to obtain any required approval of the sale or of the purchaser by any governmental authority, and Grantor further agrees that such compliance shall not result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall Collateral Agent or Secured Parties be liable nor accountable to Grantor for any discount allowed by the reason of the fact that such Collateral is sold in compliance with any such limitation or restriction.

(c) Grantor also agrees to pay all fees, costs and expenses of Secured Parties, including, without limitation, reasonable attorneys’ fees, incurred in connection with the enforcement of any of its rights and remedies hereunder.

(d) Grantor hereby waives presentment, demand, protest or any notice (to the maximum extent permitted by applicable law) of any kind in connection with this Security Agreement or any Collateral.

(e) The Proceeds of any sale, disposition or other realization upon all or any part of the Collateral shall be distributed by Collateral Agent in the following order of priorities:

(i) First, to Collateral Agent in an amount sufficient to pay in full the reasonable costs of Collateral Agent, acting on behalf of Secured Parties, in connection with such sale, disposition or other realization, including fees, costs, expenses, liabilities and advances incurred or made by Collateral Agent in connection therewith, including, without limitation, reasonable attorney’s fees and any fees of Collateral Agent;

(ii) Second, to Secured Parties in an amount equal to their respective unpaid Secured Obligations; and

(iii) Finally, upon payment in full of the Secured Obligations, to Grantor or its representatives, in accordance with the UCC or as a court of competent jurisdiction may direct.

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7.	COLLATERAL AGENT

7.1	Exculpatory Provisions

Collateral Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, Collateral Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or that Collateral Agent is required to exercise as directed in writing by the Majority in Interest, provided that Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose Collateral Agent to liability or that is contrary to any documents associated with the Loans (the “Loan Documents”) or applicable law;

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Grantor or any of its affiliates that is communicated to or obtained by the person serving as Collateral Agent or any of its affiliates in any capacity; and

(d) Collateral Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Majority in Interest or (ii) in the absence of its own gross negligence or willful misconduct. Collateral Agent shall be deemed not to have knowledge of any Event of Default unless and until written notice describing such Event of Default is given to Collateral Agent by Grantor or a Secured Party. Collateral Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Security Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Event of Default, or (iv) the validity, enforceability, effectiveness or genuineness of this Security Agreement, any other Loan Document or any other agreement, instrument or document.

7.2	Delegation of Duties

Collateral Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by Collateral Agent. The exculpatory provisions of this section shall apply to any such sub-agent and to the affiliates of Collateral Agent.

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7.3	Resignation of Agent

Collateral Agent may at any time give notice of its resignation to Secured Parties. Upon receipt of any such notice of resignation, the Majority in Interest shall have the right, in consultation with Grantor, to appoint a successor. If no such successor shall have been so appointed by the Majority in Interest and shall have accepted such appointment within 30 days after the retiring Collateral Agent gives notice of its resignation, then the retiring Collateral Agent may on behalf of Secured Parties, appoint a successor Collateral Agent. Upon the acceptance of a successor’s appointment as Collateral Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Collateral Agent, and the retiring Collateral Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this section). The fees payable by Grantor to a successor Collateral Agent shall be the same as those payable to its predecessor unless otherwise agreed between Grantor and such successor.

7.4	Non-Reliance on Collateral Agent and Secured Parties

Each Secured Party acknowledges that it has, independently and without reliance upon Collateral Agent or any other Secured Party, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to make a Loan or Loans to Grantor. Each Secured Party also acknowledges that it will, independently and without reliance upon Collateral Agent or any other Secured Party and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Security Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

7.5	Collateral Agent May File Proofs of Claim

In case of the pendency of any proceeding under any debtor relief law or any other judicial proceeding relative to Grantor, Collateral Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether Collateral Agent shall have made any demand on Grantor) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of Secured Parties and Collateral Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of Secured Parties allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Secured Party to make such payments to Collateral Agent and, in the event that Collateral Agent shall consent to the making of such payments directly to Secured Parties, to pay to Collateral Agent any amount due for the

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reasonable compensation, expenses, disbursements and advances of Collateral Agent and its agents and counsel, and any other amounts due Collateral Agent. Nothing contained herein shall be deemed to authorize Collateral Agent to authorize or consent to or accept or adopt on behalf of Secured Parties any plan of reorganization, arrangement, adjustment or composition affecting the Loans or the rights of any Secured Party or to authorize Collateral Agent to vote in respect of the claim of any Secured Party in any such proceeding.

7.6	Collateral Matters

(a) Each Secured Party hereby irrevocably authorizes and directs Collateral Agent to enter into the Security Agreement and any related documents for the benefit of such Secured Party. Collateral Agent is hereby authorized (but not obligated) on behalf of all of Secured Parties, without the necessity of any notice to or further consent from any Secured Parties from time to time prior to an Event of Default, to take any action with respect to any Collateral or related documents which may be necessary to perfect and maintain perfected the liens upon the Collateral granted pursuant to the Loan Documents. Each Secured Party hereby agrees, and each holder of any Senior Note by the acceptance thereof will be deemed to agree, that any action taken by the Majority in Interest, in accordance with the provisions of this Security Agreement, and the exercise by the Majority in Interest of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Secured Parties. Each Secured Party hereby agrees, and each holder of any Senior Note by the acceptance thereof will be deemed to agree, that only a Majority in Interest shall have the right, but not the obligation, to undertake the following actions:

(i) if an event of Default occurs, after the applicable cure period, if any, a Majority in Interest may, on behalf of all Secured Parties, instruct the Collateral Agent to provide to Grantor notice to cure such default and/or declare the unpaid principal amount of the Senior Notes to be due and payable, together with any and all accrued interest thereon and all costs payable pursuant to such Senior Notes;

(ii) upon the occurrence of any Event of Default after the applicable cure period, if any, a Majority in Interest may instruct the Collateral Agent to proceed to protect, exercise and enforce, on behalf of all the Secured Parties, their rights and remedies under the Loan Documents, and such other rights and remedies as are provided by law or equity;

(iii) a Majority in Interest may instruct the Collateral Agent to waive any Event of Default by written notice to Grantor, and the other Secured Parties; and

(iv) a Majority in Interest may instruct the Collateral Agent to take any action that it may take under this Agreement by instructing the Collateral Agent in writing to take such action on behalf of all the Secured Parties.

(b) Each Secured Party hereby irrevocably authorizes Collateral Agent, at its option and in its discretion,

(i) to release any lien on any property granted to or held by Collateral Agent under any Loan Document (A) upon termination or the payment in full of all Loans, (B) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under

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any other Loan Document, (C) if approved, authorized or ratified in writing by the Majority in Interest, or (D) in connection with any foreclosure sale or other disposition of Collateral after the occurrence of an Event of Default; and

(ii) to subordinate any lien on any property granted to or held by Collateral Agent under any Loan Document to the holder of any lien on such property that is permitted by this Security Agreement or any other Loan Document.

Upon request by Collateral Agent at any time, each Secured Party will confirm in writing Collateral Agent’s authority to release or subordinate its interest in particular types or items of Collateral pursuant to this section.

(c) Subject to (b) above, Collateral Agent shall (and is hereby irrevocably authorized by each Secured Party to) execute such documents as may be necessary to evidence the release or subordination of the liens granted to Collateral Agent for the benefit of Collateral Agent and Secured Parties or pursuant hereto upon the applicable Collateral; provided that (i) Collateral Agent shall not be required to execute any such document on terms which, in Collateral Agent’s opinion, would expose Collateral Agent to or create any liability or entail any consequence other than the release or subordination of such liens without recourse or warranty and (ii) such release or subordination shall not in any manner discharge, affect or impair the Loans or any liens upon (or obligations of Grantor in respect of) all interests retained by Grantor, including the proceeds of the sale, all of which shall continue to constitute part of the Collateral. In the event of any sale or transfer of Collateral, or any foreclosure with respect to any of the Collateral, Collateral Agent shall be authorized to deduct all expenses reasonably incurred by Collateral Agent from the proceeds of any such sale, transfer or foreclosure.

(d) Collateral Agent shall have no obligation whatsoever to any Secured Party or any other person to assure that the Collateral exists or is owned by Grantor or is cared for, protected or insured or that the liens granted to Collateral Agent herein or in any of the Loan Documents or pursuant hereto or thereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to Collateral Agent in this section or in any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, Collateral Agent may act in any manner it may deem appropriate, in its sole discretion, given Collateral Agent’s own interest in the Collateral as one of Secured Parties and that Collateral Agent shall have no duty or liability whatsoever to Secured Parties.

(e) Each Secured Party hereby appoints each other Secured Party as agent for the purpose of perfecting Secured Parties’ security interest in assets which, in accordance with Article 9 of the UCC can be perfected only by possession. Should any Secured Party (other than Collateral Agent) obtain possession of any such Collateral, such Secured Party shall notify Collateral Agent thereof, and, promptly upon Collateral Agent’s request therefor shall deliver such Collateral to Collateral Agent or in accordance with Collateral Agent’s instructions.

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8.	PERMITTED ACTIONS

Notwithstanding anything contained in this Security Agreement to the contrary, nothing in this Security Agreement shall be deemed to limit the Grantor’s ability, and the Grantor is expressly permitted, to take the actions and make the payments set forth in Article 5 of the Purchase Agreement, including without limitation the payment of Management Fees and Permitted Expenses, and to enter into the transactions described in Article 4 of the Purchase Agreement.

9.	INDEMNITY

Grantor agrees to defend, indemnify and hold harmless Collateral Agent, Secured Parties and their officers, employees, agents against (a) all obligations, demands, claims, and liabilities claimed or asserted by any other party in connection with the transactions contemplated by this Security Agreement and (b) all losses or expenses in any way suffered, incurred, or paid by Collateral Agent, on behalf of Secured Parties, as a result of or in any way arising out of transactions between Collateral Agent, Secured Parties and Grantor, whether under this Security Agreement or otherwise (including without limitation, reasonable attorneys fees and expenses), except for losses arising from or out of Collateral Agent or Secured Parties’ gross negligence or willful misconduct.

10.	LIMITATION ON COLLATERAL AGENT AND SECURED PARTIES’ DUTY IN RESPECT OF COLLATERAL

Collateral Agent and Secured Parties shall be deemed to have acted reasonably in the custody, preservation and disposition of any of the Collateral if they take such action as Grantor requests in writing, but failure of Collateral Agent or Secured Parties to comply with any such request shall not in itself be deemed a failure to act reasonably, and no failure of Collateral Agent or Secured Parties to do any act not so requested shall be deemed a failure to act reasonably.

11.	REINSTATEMENT

This Security Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against Grantor for liquidation or reorganization, should Grantor become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of Grantor’s property and assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Secured Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Secured Obligations, whether as a “voidable preference,” “Fraudulent conveyance,” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Secured Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

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12.	MISCELLANEOUS

12.1	Waivers; Modifications

None of the terms or provisions of this Security Agreement may be waived, altered, modified or amended except by an instrument in writing, duly executed by Grantor and Collateral Agent.

12.2	Termination of this Security Agreement

Subject to Section 11 hereof, this Security Agreement shall terminate upon the payment and performance in full of the Secured Obligations.

12.3	Successor and Assigns

This Security Agreement and all obligations of Grantor hereunder shall be binding upon the successors and assigns of Grantor, and shall, together with the rights and remedies of Collateral Agent on behalf of Secured Parties hereunder, inure to the benefit of Collateral Agent on behalf of Secured Parties, any future holder of any of the indebtedness and their respective successors and assigns. No sales of participations, other sales, assignments, transfers or other dispositions of any agreement governing or instruments evidencing the Secured Obligations or any portion thereof or interest therein shall in any manner affect the lien granted to Collateral Agent on behalf of Secured Parties hereunder.

12.4	Governing Law

In all respects, including all matters of construction, validity and performance, this Security Agreement and the Secured Obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of Oregon applicable to contracts made and performance in such state, without regard to the principles thereof regarding conflict of laws, except to the extent that the UCC provides for the application of the law of a different jurisdiction.

13.	NOTICES

Any notices required under this Security Agreement shall be delivered to the following:

If to the Grantor:	If to the Collateral Agent, to:

Iron Bridge Mortgage Fund, LLC
Attn: Gerard Stascausky
1255 NW 9th Avenue, Suite 107
Portland, OR 97209
E-mail: gerard@ironbridgelending.com

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With Copy to:

Ater Wynne LLP

Attn: Gregory E. Struxness

1331 NW Lovejoy Street, Suite 900

Portland, OR 97209-3280

E-mail: ges@aterwynne.com

IN WITNESS WHEREOF, each of the parties hereto has caused the SECURITY AGREEMENT to be executed and delivered by its duly authorized officer on the date first set forth above.

IRON BRIDGE MORTGAGE FUND, LLC as Grantor

By:	IRON BRIDGE MANAGEMENT GROUP, LLC Its Manager

By:
Gerard Stascausky, Managing Director

GRANTOR’S ADDRESS:
1255 NW 9th Avenue, Suite 107
Portland, Oregon 97209

GRANTOR’S TAX IDENTIFICATION NUMBER:
26-3458758

GRANTOR’S JURISDICTION OF ORGANIZATION:
Oregon

ACCEPTED AND ACKNOWLEDGED BY COLLATERAL AGENT ON BEHALF OF THE SECURED PARTIES:

By:
Name:
Title:

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